SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25


                         Commission File Number: 0-4465


     (Check One): |_| Form 10-K |_| Form 11-K |_| Form 20-F |X| Form 10-QSB |_| Form N-SAR

         For Period Ended:           August 31, 2002
                              ------------------------------

|_|  Transition Report on Form 10-K       |_|   Transition Report on Form 10-Q
|_|  Transition Report on Form 20-F       |_|  Transition Report on Form N-SAR
|_|  Transition Report on Form 11-K

         For the Transition Period Ended:
                                         -----------------------------

  Read attached instruction sheet before preparing form. Please print or type.


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification related to a portion of the filing check above, identify the item(s) to which the notification relates:


                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant         eLEC COMMUNICATIONS CORP.
                       ---------------------------------------------------------
Former name if applicable

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Address of principal executive office (Street and number)
                                 543 Main Street
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City, state and zip code          New Rochelle, New York  10801
                        --------------------------------------------------------

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                                    Part II

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed: (Check appropriate box.)


         |X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

         |X| (b) The subject quarterly report on Form 10-QSB will be filed on or before the fifth calendar day following the prescribed due date;

         |_|  (c)  The accountant's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.


Part III

         State below in reasonable detail the reasons why Form 10-QSB could not be filed within the prescribed period.

         The preparation of our Quarterly Report on Form 10-QSB for the fiscal quarter ended August 31, 2002 was delayed due to our inability to obtain from third parties certain information necessary for us to complete our financial reporting.

         As a result of the foregoing, our Quarterly Report on Form 10-QSB for the quarter ended August 31, 2002 is being filed on October 16, 2002, which is within the extension period provided under Rule 12b-25.


Part IV

     (1) Name and telephone number of person to contact in regard to this notification.

                   Eric M. Hellige                      (212) 421-4100
                   ---------------------------------------------------

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding twelve months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify such reports.

                           Yes |X|                   No |_|


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     (3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                           Yes |X|                   No |_|



Our net revenues for the three-month period ending August 31, 2002 decreased by approximately $2,019,000, or approximately 36%, to approximately $3,630,000 as compared to approximately $5,649,000 reported for the three-month period ending August 31, 2001. The decrease is related to the loss of customers, including our largest customer. In addition, our financial condition has not allowed us to spend the marketing dollars necessary to obtain new customers to replace the customers we have lost.

Our gross profit for the three-month period ending August 31, 2002 decreased by approximately $1,032,000 to approximately $1,324,000 from approximately $2,356,000 reported in the three-month period ending August 31, 2001, and our gross profit percentage decreased to 36.5% from 41.7% reported in the prior fiscal period. The change in gross profit is attributable to the decrease in our customer base. The reduction in gross profit percentage in comparison to the prior year period is due to our inability to obtain credits from our primary vendors for billing disputes.

SG&A expenses decreased by approximately $648,000, or approximately 22%, to approximately $2,291,000 for the three-month period ending August 31, 2002 from approximately $2,939,000 reported in the prior fiscal period. This decrease in expense is directly related to our efforts, started in the second half of fiscal 2001, to implement various cost-cutting measures, which included, among other things, a reduction in staffing of our telemarketing division and reduced spending on our marketing efforts.

Interest expense for the three-month period ending August 31, 2002 decreased by approximately $113,000 to approximately $87,000 from approximately $200,000 reported in the three-month period ending August 31, 2001 primarily due to decreased average borrowings, offset by higher interest rates charged by our former lender.

Miscellaneous income for the three-month periods ending August 31, 2002 and 2001 of approximately $701,000 and $53,000, respectively, resulted primarily from the sale of shares of common stock of Talk America Holdings Inc.


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


     eLEC COMMUNICATIONS CORP. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  October 16, 2002                    By:   /s/ Paul H. Riss
                                                 ------------------------------
                                                 Name:  Paul H. Riss
                                                 Title: Chief Executive Officer








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